Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ESCHELON TELECOM, INC.

Eschelon Telecom, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1.             The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions setting forth a proposed amendment to the Corporation’s Sixth Amended and Restated Certificate of Incorporation as follows:

Article IV shall be amended to read in full as follows:

“ARTICLE IV

Authorized Shares

A.            The total number of shares of all classes of stock which the Corporation shall have authority to issue is 325,000,000 divided into two classes: (a) the first class consisting of 200,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”), and (b) the second class consisting of 125,000,000 shares of preferred stock, par value $0.01 (the “Preferred Stock”) of which (i) 100,000,000 shares are designated Series A Preferred Stock, (the “Series A Preferred Stock”); and (ii) 25,000,000 shares are designated Series B Preferred Stock (the “Series B Preferred Stock”).  The rights, preferences, privileges, and restrictions granted to and imposed on the Common Stock are as set forth below in Article VI; the rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below in Article V; and the rights, preferences, privileges, and restrictions granted to and imposed on the Series B Preferred Stock are as set forth below in Article V.

B.            Immediately upon filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, each share of the Corporation’s Common Stock shall be reconstituted into 0.0738 of one share of Common Stock, such that every 13.5501355 shares of the Corporation’s Common Stock outstanding immediately prior to such filing shall be combined and reconstituted as one share of the Corporation’s Common Stock.  The split by combination of the outstanding shares of Common Stock shall be referred to as the “Reverse Split.”  The Reverse Split shall constitute a combination for purposes of Article V(7)(c)(vii) of the Corporation’s Sixth Amended and Restated Certificate of Incorporation.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of the Common Stock or Preferred Stock thereof and whether or not certificates representing the holders’ shares prior to the Reverse Split are surrendered for cancellation.

No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split.  All shares of Common Stock (including fractions thereof) held by a holder immediately prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of a fractional share.

Any fractional share resulting from such aggregation of Common Stock upon the Reverse Split shall be rounded down to the nearest whole share.  In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay the holder cash equal to the product of such fraction multiplied by the Common Stock’s fair market value as determined in good faith by the Board of Directors of the Corporation as of the date of conversion. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

The rights, preferences, privileges and restrictions and other matters related to the Preferred Stock are as set forth in Article V.”

2.             The foregoing Certificate of Amendment of Certificate of Incorporation has been duly approved by the Board of Directors and by the stockholders in accordance with Sections 228 and 242 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be executed this 2nd day of August, 2005.

/s/ Richard A. Smith
Richard A. Smith, Chief Executive Officer